UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RMG NETWORKS HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,015,238(1)
	8	SHARED VOTING POWER 4,000,000(2)
	9	SOLE DISPOSITIVE POWER 1,253,333(3)
	10	SHARED DISPOSITIVE POWER 5,523,810 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,143 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%(6)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 720,000 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(5) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(6) Based on 11,284,593 shares of the Issuer’s common stock outstanding as of August 12, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 14, 2013.

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,015,238(1)
	8	SHARED VOTING POWER 4,000,000(2)
	9	SOLE DISPOSITIVE POWER 1,253,333(3)
	10	SHARED DISPOSITIVE POWER 5,523,810 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,143 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.8%(6)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 720,000 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(5) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(6) Based on 11,284,593 shares of the Issuer’s common stock outstanding as of August 12, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 14, 2013.

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 11,284,593 shares of the Issuer’s common stock outstanding as of August 12, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 14, 2013.

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 11,284,593 shares of the Issuer’s common stock outstanding as of August 12, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 14, 2013.

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,369,688 (1)
	8	SHARED VOTING POWER 4,000,000 (2)
	9	SOLE DISPOSITIVE POWER 3,607,783 (3)
	10	SHARED DISPOSITIVE POWER 5,523,810 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,131,593 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%(6)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 3,836,355 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 3,074,450 shares of the Issuer’s common stock and (ii) 533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Consists of (i) 1,523,810 shares of the Issuer’s common stock and (ii) 4,000,000 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(5) Consists of (i) 4,598,260 shares of the Issuer’s common stock and (ii) 4,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(6) Based on 11,284,593 shares of the Issuer’s common stock outstanding as of August 12, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 14, 2013.

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013 and Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of SCG Financial Acquisition Corp. (the “Issuer”).  The purpose of this Amendment is to report (i) the current exercisability of warrants entitling the holder to purchase up to an aggregate of 4,533,333 shares of the common stock, par value $0.0001 per share (“Common Stock”), of the Issuer, which became exercisable following the effectiveness of a registration statement under the Securities Act of 1933, as amended, covering the shares of common stock issuable upon exercise of such warrants and the availability of a prospectus relating thereto;  and (ii) changes in the percentage of the Issuer’s outstanding common stock beneficially owned by the reporting persons as a result of changes in the number of outstanding shares of the Issuer’s common stock.    This Amendment also discloses the acquisition of 120,000 shares of Common Stock from the Issuer.  Except as otherwise indicated herein, the information in the Schedule 13D, as previously amended, remains unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On August 6, 2013, the Issuer and DOOH Investments entered into a Management Services Agreement (the “Management Services Agreement”), pursuant to which DOOH Investments agreed to provide management consulting services to the Issuer and its subsidiaries with respect to financing, acquisitions, sourcing, diligence and strategic planning, in each case as requested by the Executive Chairman of the Issuer.  In addition to an annual management fee, the Issuer issued 120,000 shares of Common Stock (the “Consulting Shares”) to DOOH Investments in consideration for DOOH Investments’ services.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

DOOH Investments acquired the Management Services Shares in consideration for the services described in Item 3 of this report.

Item 5.         Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, 11,284,593 shares of the Issuer’s Common Stock were outstanding as of August 12, 2013.  Based on the foregoing, (i) the aggregate of 9,131,593 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 57.7% of the Common Stock outstanding; (ii) the 6,777,143 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 42.8% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 20.8% of the Common Stock outstanding; and (iv) the 9,131,593 shares of Common Stock that all of the Reporting Persons collectively beneficially own represent approximately 57.7% of the Common Stock outstanding.

(b)           Pursuant to the Unit Purchase Agreement, DOOH Investments possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights and exercises the Voting Rights through DOOH Manager, which it has appointed as a manager of Holdings.  Wilson ultimately exercises voting discretion on behalf of DOOH Manager, in his capacity as its sole manager.  As a result, each of Wilson, DOOH Manager and DOOH Investments may be deemed to have sole power to direct the vote of the 761,905 Founder Shares that are subject to the Voting Rights and therefore beneficially own such shares.   The two managers of Holdings, DOOH Manager and Gregory H. Sachs (“Sachs”), share the power to dispose, or direct the disposition, of the 1,523,810 shares of Common Stock held directly by Holdings, subject to restrictions on transfer set forth in the Letter Agreement, as well as the 4,000,000 shares of Common Stock issuable upon exercise of the Sponsor Warrants (as defined in Item 6 below).   Wilson, in his capacity as the sole manager of DOOH Manager, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares and the 4,000,000 shares of Common Stock issuable upon exercise of the Sponsor Warrants.

Each of Wilson, DOOH Manager and DOOH Investments may also be deemed to have sole voting and sole dispositive power with respect to the 720,000 shares of Common Stock held by DOOH Investments and the 533,333 shares of Common Stock issuable upon exercise of the Note Conversion Warrants.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and, as such, each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,354,450 shares of Common Stock held by DRW Commodities.

 (c)           Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing the disclosure therein under the captions “Sponsor Warrants” and “Note Conversion Warrants” with the following:

Warrants

Holdings holds warrants entitling the holder to purchase up to an aggregate of 4,000,000 shares of the Issuer’s Common Stock (the “Sponsor Warrants”) at an exercise price of $11.50 per share, subject to adjustment.  The Sponsor Warrants were not exercisable in any event prior to the 30th day after the consummation of the Issuer’s initial business combination, or May 8, 2013, and remained unexercisable until there was an effective registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of the Sponsor Warrants and a current prospectus relating to them was available.  Such a registration statement was declared effective on July 18, 2013 and such a prospectus became available on July 22, 2013.

On April 8, 2013, the Issuer issued to DOOH Investments warrants entitling the holder to purchase up to an aggregate of 533,333 shares of the Issuer’s Common Stock (the “Note Conversion Warrants”) at an exercise price of $11.50 per share, subject to adjustment.  The Note Conversion Warrants were issued upon the conversion of a promissory note issued by the Issuer to Holdings, and subsequently assigned to DOOH Investments, in the principal amount of $400,000.  The Note Conversion Warrants were not exercisable until there was an effective registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of the Note Conversion Warrants and a current prospectus relating to them was available.  Such a registration statement was declared effective on July 18, 2013 and such a prospectus became available on July 22, 2013.

The Sponsor Warrant and the Note Conversion Warrant (collectively, the “Warrants”) entitle the registered holder to purchase Common Stock at a price of $11.50 per share, subject to adjustment as described below, and are currently exercisable, provided that there is an effective registration statement under the Securities Act of 1933, as amended, covering the shares of common stock issuable upon exercise of the Warrants and a current prospectus relating to them is available.

The exercise price and number of shares of Common Stock issuable on exercise of the Warrants are required to be adjusted in certain circumstances including in the event of a stock dividend, stock split, extraordinary dividend, recapitalization, reorganization, merger or consolidation involving the Issuer.  However, the exercise price and number of shares of Common Stock issuable on exercise of the Warrants will not be adjusted for issuances of Common Stock at a price below the Warrant exercise price.

Under the terms of the Warrants, the Issuer agreed to use its best efforts to file a registration statement covering the shares of Common Stock underlying the Warrants and to maintain a current prospectus relating to those shares of Common Stock until the expiration of the Warrants.  During any period in which a prospectus relating to the shares of Common Stock issuable upon the exercise of the Warrants is not current, the Warrants may be exercised on a cashless basis to the extent the issuance of Common Stock pursuant to such exercise is exempt from registration pursuant to Section 3(a)(9) under the Securities Act or another exemption from registration.  The terms of the Warrants also provide that in no event will the Issuer be required to net cash settle the Warrant exercise.

Management Services Agreement

On August 6, 2013, the Issuer and DOOH Investments entered into the Management Services Agreement, pursuant to which DOOH Investments agreed to provide management consulting services to the Issuer and its subsidiaries with respect to financing, acquisitions, sourcing, diligence and strategic planning, in each case as requested by the Executive Chairman of the Issuer.  In addition to an annual management fee, the Issuer issued the Consulting Shares to DOOH Investments in consideration for DOOH Investments’ services.

Item 7.       Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.15 and 99.16:

Exhibit 99.15  Management Services Agreement, dated as of August 14, 2013, between RMG Networks Holding Corporation and 2012 DOOH Investments, LLC (incorporated by reference to Exhibit 10.12 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013).

Exhibit 99.16  Warrant Agreement, dated April 12, 2011, by and between SCG Financial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2013

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DOOH INVESTMENT MANAGER LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

DRW HOLDINGS, LLC

By:  /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:  Manager

Exhibit Index

Exhibit 99.15   Management Services Agreement, dated as of August 14, 2013, between RMG Networks Holding Corporation and 2012 DOOH Investments, LLC (incorporated by reference to Exhibit 10.12 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013).

Exhibit 99.16  Warrant Agreement, dated April 12, 2011, by and between SCG Financial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011).